EXHIBIT 99.2

Intellipharmaceutics Announces One-for-10 Reverse Stock Split

Toronto, Ontario September 13, 2018 – Intellipharmaceutics International Inc. (NASDAQ and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid-dosage drugs, announced today that it implemented a one-for-ten share consolidation (the “reverse split”).

At a special meeting of the Company’s shareholders held on August 15, 2018, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding common shares of the Company on the basis of a consolidation ratio within a range from five (5) pre-consolidation common shares for one (1) post-consolidation common share to fifteen (15) pre-consolidation common shares for one (1) post-consolidation common share. The Board of Directors has selected a share consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation common share.

The Company has filed articles of amendment which implemented the reverse split, and the Company anticipates that its common shares will begin trading on each of The NASDAQ Capital Market (“Nasdaq”) and the Toronto Stock exchange (“TSX”) on a post-split basis under the Company’s existing trade symbol “IPCI” at the market open on September 14, 2018. The new CUSIP number for the Company’s common shares will be 458173309, and the new ISIN will be CA4581733090.

The reverse split will reduce the number of outstanding common shares from approximately 43.5 million to approximately 4.35 million.

On the effectiveness of the reverse split, every ten (10) of the Company’s common shares were combined into one (1) common share of the Company. The reverse split, known as a share consolidation under Canadian law, does not affect any shareholder’s ownership percentage of the Company’s common shares or proportional voting power, except to the extent that the share consolidation results in any fractional shares. No fractional common shares will be issued, and fractions of a common share will be rounded down to the nearest whole common share.

The reverse split is intended to establish the basis for the shares to trade above US$1.00, as per the minimum bid listing requirement of Nasdaq. No assurance can be given that the Company will be able to regain compliance with Nasdaq’s minimum bid requirement (and other listing requirements) or that, if compliance is regained, that the Company will be able to maintain compliance with Nasdaq’s listing requirements.

Letters of transmittal with respect to the share consolidation were mailed to registered shareholders with the Management Proxy Circular on or about July 6, 2018 advising that, upon the implementation of the share consolidation, each registered shareholder will need to sign and complete the letter of transmittal and follow the instructions on how to surrender to the Company’s transfer agent, AST Trust Company (Canada) (“AST”), the certificates representing the registered shareholder’s common shares. AST will send to each registered shareholder who has sent the required documents a new share certificate representing the number of new post-consolidation common shares to which the registered shareholder is entitled, rounded down to the nearest whole number. Until surrendered to AST, each share certificate representing common shares will be deemed for all purposes to represent the number of new post-consolidation common shares to which the registered shareholder is entitled as a result of the share consolidation, if any.

Non-registered (beneficial) shareholders who hold their common shares through a bank, trust company, securities broker, other financial institution or other intermediary should contact that intermediary with respect to the share consolidation.

Proportionate adjustments will be made to the conversion or exercise prices of the Company's outstanding convertible debentures, options and warrants and to the number of shares issuable thereunder and under the Company's restricted share unit plan and deferred share unit plan.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid-dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received U.S. Food and Drug Administration (“FDA”) approval) in various stages of development. The Company has abbreviated new drug application (“ANDA”) and new drug application (“NDA”) 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse deterrent oxycodone hydrochloride extended-release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding the one-for-10 reverse stock split, the date we expect trading to commence on a post-split basis and other administrative mechanics related thereto, our ability to realize any anticipated benefits from the reverse stock split, our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, “look forward”, “could”, “would”, “projected”, “goals” ,”set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, including risks or uncertainties related to our ability to implement our plan to comply with the Nasdaq continued listing standards, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing or distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules and our generic Seroquel XR® tablets which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recently-enacted changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third-party manufacturers' facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA's final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to “we”, “us”, “our”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Andrew Patient
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com